UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 10) *

Pure Biofuels Corp.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 74621R104
(CUSIP Number) Plainfield Asset Management LLC 333 Ludlow Street Stamford, CT 06902 Attention: General Counsel Telephone: (203) 302-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 74621R104                                           13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Plainfield Special Situations Master Fund Limited I.R.S. Identification No. 98-0451872

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 553,186,465 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 553,186,465 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
553,186,465 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.0% (1)

14	TYPE OF REPORTING PERSON
CO, HC

(1)  Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants.  See Item 5.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Plainfield Peru I LLC I.R.S. Identification No. 26-0816482

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 553,186,465 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 553,186,465 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
553,186,465 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.0% (1)

14	TYPE OF REPORTING PERSON
OO

(1)  Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants.   See Item 5.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Plainfield Peru II LLC I.R.S. Identification No. 26-0816494

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 553,186,465 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 553,186,465 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
553,186,465 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.0% (1)

14	TYPE OF REPORTING PERSON
OO

(1)   Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants.  See Item 5.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Plainfield Asset Management LLC I.R.S. Identification No.: 20-2332356

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 553,186,465 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 553,186,465 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
553,186,465 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.0% (1)

14	TYPE OF REPORTING PERSON
IA, OO

(1)   Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants.  See Item 5.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Max Holmes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 553,186,465 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 553,186,465 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
553,186,465 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.0% (1)

14	TYPE OF REPORTING PERSON
IN

(1)   Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants.  See Item 5.

Item 1.   Security and Issuer

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

This Amendment No. 10 (this “Amendment”) amends certain information in the statement on Schedule 13D, initially filed on September 19, 2007 by the Reporting Persons, as amended as filed on January 31, 2008, April 3, 2008, August 6, 2008, November 7, 2008, December 11, 2008, March 17, 2009, April 2, 2009, July 24, 2009 and as further amended as filed on June 10, 2010 (as amended, the “Initial Statement”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Pure Biofuels Corp. (the “Issuer”), which has its principal executive office at 701 Brazos Street, Suite 1050, Austin, TX 78701.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement.  All capitalized terms used herein shall have the meanings given to them in the Initial Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.   Source and Amount of Funds or Other Consideration

ITEM 3 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

The Issuer issued to Peru I, in lieu of semi-annual cash interest payments on its Senior Notes outstanding, additional Senior Notes on September 15, 2009 and March 15, 2010 in the principal amounts of $2,029,589 and $3,551,411, respectively, convertible into 6,765,297 and 11,838,035 shares of Common Stock, respectively, each at a conversion price of $0.30.

In addition, on June 4, 2010, Peru I provided a $4,400,000 bridge loan to the Issuer in exchange for the issuance to Peru I of a promissory note in the principal amount of $4,400,000 (the "June 2010 Promissory Note") and warrants (the “June 2010 Warrants”) to purchase 173,684,211 shares of Common Stock at an exercise price of $0.078 per share of Common Stock (the "June 2010 Exercise Price"). The terms of the June 2010 Promissory Note provide that, if the June 2010 Promissory Note is not paid on its maturity date, then the Issuer will grant to LLC1 additional warrants to purchase 1,157,894,737 shares of Common Stock at the June 2010 Exercise Price.

Item 5.   Interest in Securities of the Issuer

ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a); (b)  Peru II beneficially owns 153,696,959 shares of Common Stock, consisting of 153,696,959 shares of Common Stock of which it is the owner of record, representing approximately 24.2% of the outstanding Common Stock (assuming the conversion of all Senior Notes and the exercise of all warrants owned by Peru I).  Peru II has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

Peru I beneficially owns 399,489,506 shares of Common Stock, all of which are issuable upon conversion of the Senior Notes and the exercise of all warrants, representing in the aggregate approximately 62.8% of the outstanding Common Stock (assuming the conversion of all Senior Notes and the exercise of all warrants owned by Peru I).  Peru I has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

Master Fund is the sole member of Peru I and Peru II and therefore may be deemed to have beneficial ownership of (and the power to vote and dispose of) the shares of Common Stock beneficially owned by Peru I and Peru II.  Asset Management, as Master Fund's investment adviser, and Max Holmes, an individual, by virtue of his position as managing member and chief investment officer of Asset Management also may be deemed to beneficially own (and have the power to vote and dispose of) such shares.  Asset Management and Max Holmes disclaim any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

(c)  Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 7.   Material to Be Filed as Exhibits

ITEM 7 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

1.	Limited Power of Attorney is incorporated by reference to Exhibit 1 of the Initial Statement.

2.	Joint Filing Agreement, dated September 21, 2007, by and among Asset Management, Master Fund, Peru I, Peru II and Max Holmes is incorporated by reference to Exhibit 2 of the Initial Statement.

3.
Voting Agreement, dated September 12, 2007, by and among Master Fund, Peru I, Peru II, the Issuer and the stockholders listed therein is incorporated by reference to Exhibit 3 of the Initial Statement.

4.	Stockholders Agreement, dated September 12, 2007, by and among Peru I, Peru II, the Issuer and Luis Goyzueta is incorporated by reference to Exhibit 4 of the Initial Statement.

5.	Securities Purchase Agreement, dated September 12, 2007, by and among Peru I, Peru II and the Issuer is incorporated by reference to Exhibit 5 of the Initial Statement.

6.	$10,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 6 of the Initial Statement.

7.	Stock Purchase Warrant issued to Peru II by the Issuer, dated September 12, 2007 is incorporated by reference to Exhibit 7 of the Initial Statement.

8.
Stock Purchase Warrant exercisable into 122,605 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 8 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

9.
Stock Purchase Warrant exercisable into 2,166,667 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 9 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

10.
Amended and Restated Stockholders Agreement, dated as of March 26, 2008, by and among the Issuer, Luis Goyzueta, Peru I and Peru II is incorporated by reference to Exhibit 10 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

11.
First Amendment to Securities Purchase Agreement, dated as of March 26, 2008, by and among the Issuer,  Peru I and Peru II is incorporated by reference to Exhibit 11 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

12.	$5,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 12 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

13.	First Amendment to Amended and Restated Bylaws of the Issuer, dated as of March 26, 2008 is incorporated by reference to Exhibit 13 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

14.	Agreement, dated as of March 13, 2008, by the Issuer and the Borrowers is incorporated by reference to Exhibit 14 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

15.
Warrant Exchange Agreement, dated as of August 5, 2008, by and between the Issuer and Peru II is incorporated by reference to Exhibit 15 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

16.
Second Amendment to Loan Documents, dated as of April 18, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto is incorporated by reference to Exhibit 16 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

17.
Second Amendment to Securities Purchase Agreement, dated as of November 4, 2008, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 17 of Amendment No. 4 to the Initial Statement, dated November 4, 2008.

18.
Third Amendment to Loan Documents, dated as of November 4, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto, is incorporated by reference to Exhibit 18 of Amendment No. 4 to the Initial Statement, dated November 4, 2008.

19.
Letter Agreement, dated as of December 4, 2008, among the Issuer, FDS Corporation S.A, Trimarine Corporation S.A. and Peru I is incorporated by reference to Exhibit 19 of Amendment No. 5 to the Initial Statement, dated December 4, 2008.

20.	$500,000 Promissory Note issued by the Issuer to Peru I, dated December 4, 2008, is incorporated by reference to Exhibit 20 of Amendment No. 5 to the Initial Statement, dated December 4, 2008.

21.
Stock Purchase Warrant exercisable into 3,333,333 shares of Common Stock, issued to Peru I by the Issuer, dated December 4, 2008, is incorporated by reference to Exhibit 21 of Amendment No. 5 to the Initial Statement, dated December 4, 2008.

22.
Third Amendment to Securities Purchase Agreement, dated as of March 10, 2009, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 22 of Amendment No. 6 to the Initial Statement, dated March 15, 2009.

23.
Fourth Amendment to Securities Purchase Agreement, dated as of March 27, 2009, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 23 of Amendment No. 7 to the Initial Statement, dated March 27, 2009.

24.
Stock Purchase Warrant exercisable into 13,333,333 shares of Common Stock, issued to Peru I by the Issuer, dated April 8, 2009, is incorporated by reference to Exhibit 24 of Amendment No. 8 to the Initial Statement, dated April 13, 2009.

25.
Fifth Amendment to Securities Purchase Agreement, dated as of July 16, 2009, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 25 of Amendment No. 9 to the Initial Statement, dated July 24, 2009.

26.	$4,400,000 Promissory Note issued by the Issuer to Peru I, dated June 4, 2010.

27.	Stock Purchase Warrant exercisable into 173,684,211 shares of Common Stock, issued to Peru I by the Issuer, dated June 4, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 2010

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/ THOMAS X. FRITSCH
Thomas X. Fritsch
Authorized Individual

PLAINFIELD PERU I LLC

By:	/s/ THOMAS X. FRITSCH
Thomas X. Fritsch, Managing Director,
General Counsel and Secretary

PLAINFIELD PERU II LLC

By:	/s/ THOMAS X. FRITSCH
Thomas X. Fritsch, Managing Director,
General Counsel and Secretary

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ THOMAS X. FRITSCH
Thomas X. Fritsch
Managing Director and General Counsel

MAX HOLMES

By:	/s/ THOMAS X. FRITSCH
Thomas X. Fritsch
Attorney-in-Fact*

*    Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, incorporated by reference to Exhibit 1 of the Initial Statement.